                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                          (Amendment No. __)


                      BIGSTAR ENTERTAINMENT, INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               089896104
                            (CUSIP Number)

                           December 31, 1999
        (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]       Rule 13d-1(b)

          [x]       Rule 13d-1(c)

          [ ]       Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 089896104               SCHEDULE 13G                  Page 2 of 10


 1    Name of Reporting Person                      Storie Partners, L.P.

      IRS Identification No. of Above Person                   94-3229736

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      852,758
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 852,758

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            852,758

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                8.5%

 12   Type of Reporting Person                                         PN

CUSIP 089896104               SCHEDULE 13G                  Page 3 of 10


 1    Name of Reporting Person                      Storie Advisors, Inc.

      IRS Identification No. of Above Person                   94-3190755

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      852,758
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 852,758

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            852,758

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                8.5%

 12   Type of Reporting Person                                         IA

CUSIP 089896104               SCHEDULE 13G                  Page 4 of 10


 1    Name of Reporting Person                       Richard E. Dirickson

      IRS Identification No. of Above Person                          N/A

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      852,758
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 852,758

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            852,758

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                8.5%

 12   Type of Reporting Person                                         IN

CUSIP 089896104               SCHEDULE 13G                  Page 5 of 10


 1    Name of Reporting Person                           Steven A. Ledger

      IRS Identification No. of Above Person                          N/A

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      852,758
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 852,758

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            852,758

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                8.5%

 12   Type of Reporting Person                                         IN

CUSIP 089896104               SCHEDULE 13G                Page 6 of 10


Item 1(a).  Name of Issuer.

            Bigstar Entertainment, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            19 Fulton Street, 5th Floor
            New York, NY 10038

Item 2(a).  Names of Persons Filing.

            Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by this reference herein.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

            The address of each of the reporting persons is 100 Pine Street, Suite 2700, San Francisco, CA 94111

Item 2(c).  Citizenship.

            Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by this reference herein.

Item 2(d).  Title of Class of Securities.

            Common Stock

Item 2(e).  CUSIP Number.

            089896104

Item 3.     Type of Reporting Person.

            If this statement is filed pursuant to Sections 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b)  [ ] Bank as defined in section 3(a)(6) of the Act
            (15 U.S.C. 78c).

            (c)  [ ] Insurance company as defined in section
            3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
            80a -8).

CUSIP 089896104               SCHEDULE 13G                  Page 7 of 10


            (e)  [x] An investment adviser in accordance with
            Section 240.13d -1(b)(1)(ii)(E) (Storie Advisors,
            Inc.);

            (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d -1(b)(1)(ii)(F);

            (g) [x] A parent holding company or control person in accordance with Section 240.13d -1(b)(1)(ii)(G)
            (Richard E. Dirickson; Steven A. Ledger);

            (h)  [ ] A savings associations as defined in Section
            3(b) of the Federal Deposit Insurance Act (12
            U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section
            3(c)(14) of the Investment Company Act of 1940 (15
            U.S.C. 80a -3);

            (j)  [ ] Group, in accordance with Section 240.13d -
            1(b)(1)(ii)(J).

            If this statement is filed pursuant to Section 240.13d-1(c), check this box. [x]

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

            Storie Partners, L.P. has sole power to vote or direct the vote of all of its shares of the Company's Common Stock. The management of Storie Partners, L.P. is vested exclusively in its general partner, Storie Advisors, Inc. Because Richard E. Dirickson owns 60% of the outstanding common stock of Storie Advisors, Inc. and Steven Ledger owns 40% of the outstanding common stock of Storie Advisors, Inc. and is the portfolio manager, it is possible that Richard E. Dirickson and/or Steven Ledger may be deemed a beneficial owner of the Company's shares held by Storie Partners, L.P. by virtue of the definition of "beneficial owners" in Rule 13d-3 under the Securities Exchange Act of 1934. The filing of this Schedule shall not be construed as an admission by either Richard E. Dirickson or Steven
A. Ledger that he is a beneficial owner of any securities of the Company or an admission by any of the filing persons that they are members of a group.

            In addition, it is possible that other individual directors or executive officers of Storie Advisors, Inc. might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the

CUSIP 089896104               SCHEDULE 13G                  Page 8 of 10


filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another
            Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 089896104              SCHEDULE 13G                 Page 9 of 10

                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  March 13, 2000

STORIE PARTNERS, L.P.               STORIE ADVISORS, INC.


By:  /s/ Steven A. Ledger           By:  /s/ Steven A. Ledger
     __________________________          __________________________
Title:  Chief Financial Officer     Title:  Chief Financial Officer
of Storie Advisors, Inc., its
General Partner



/s/ Steven A. Ledger                /s/ Richard E. Dirickson
________________________________    _______________________________
Steven A. Ledger                    Richard E. Dirickson

CUSIP 089896104              SCHEDULE 13G                Page 10 of 10


                               EXHIBIT A

                       JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  March 13, 2000

STORIE PARTNERS, L.P.               STORIE ADVISORS, INC.


By:  /s/ Steven A. Ledger           By:  /s/ Steven A. Ledger
     __________________________          __________________________
Title:  Chief Financial Officer     Title:  Chief Financial Officer
of Storie Advisors, Inc., its
General Partner



/s/ Steven A. Ledger                /s/ Richard E. Dirickson
________________________________    _______________________________
Steven A. Ledger                    Richard E. Dirickson